UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On January 7, 2022, ReNew Energy Global Plc (“ReNew”) announced that India Clean Energy Holdings, a Mauritian entity and a wholly owned subsidiary of ReNew, raised US$400 million at 4.5% by issuing senior secured dollar notes. The notes are certified green bonds by Climate Bond Initiative and will be listed on the Singapore Exchange. These Green Bonds have a tenor of 5.25 years. The press release is attached as exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	ReNew raises $400 million by issuing Green Bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 11, 2022	RENEW ENERGY GLOBAL PLC

	By	/s/ D. Muthukumaran
Name: D. Muthukumaran
Title: Chief Financial Officer